FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2017

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Alain Bélanger Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2017 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1) Amended and Restated Distribution Agreement, dated September 11, 2017, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., CIBC World Markets Corp., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities PLC, RBC Capital Markets, LLC, RBS Securities Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC (collectively, the “Agents”) and Québec;

(4.1) Form of Notes, dated September 11, 2017, between Québec and Citibank N.A, as fiscal agent;

(5.1) Opinion and consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec;

(5.2) Consent of Norton Rose Fulbright Canada LLP, Canadian Counsel to the Agents;

(5.3) Consent of Sullivan & Cromwell LLP, special United States tax Counsel to Québec.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 5 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: September 11, 2017

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